Exhibit 99.1

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2017

UNAUDITED

U.S. DOLLARS IN THOUSANDS

INDEX

Page

Consolidated Balance Sheets	2-3

Consolidated Statements of Income	4

Consolidated Statement of Comprehensive Income	5

Consolidated Statements of Cash Flows	6-7

Notes to Consolidated Interim Financial Statements	8-19

- - - - - - - - - - - - -

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Unaudited)

U.S. dollars in thousands

	June 30,	December 31,
	2017	2016

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$25,707	$22,789
Marketable securities	2,657	16,500
Trade receivables, net	29,193	31,638
Inventories	32,880	24,122
Other accounts receivable and prepaid expenses	2,991	3,735

Total current assets	93,428	98,784

Marketable securities	60,955	21,724
Severance pay fund	599	768
Property and equipment, net	11,204	9,247
Goodwill	5,092	5,092
Intangible assets, net	2,658	3,385
Other assets	1,041	1,046

Total long-term assets	81,549	41,262

Total assets	$174,977	$140,046

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

2

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (Unaudited)

U.S. dollars in thousands, except share and per share data

	June 30,	December 31,
	2017	2016

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Trade payables	$14,440	$16,433
Employees and payroll accruals	5,119	5,918
Deferred revenues and advances from customers	1,020	1,679
Other payables and accrued expenses	5,622	6,103

Total current liabilities	26,201	30,133

LONG TERM LIABILITIES:
Accrued severance pay	1,128	1,269
Payment obligation related to acquisition	312	1,070
Other long-term liabilities	757	386

Total long-term liabilities	2,197	2,725

SHAREHOLDERS’ EQUITY:
Ordinary shares of NIS 0.01 par value – Authorized: 200,000,000 shares as of December 31, 2016 and June 30, 2017 (Unaudited); Issued and Outstanding: 30,989,873 shares and 33,735,038 shares as of December 31, 2016 and June 30, 2017 (Unaudited), respectively	84	78
Additional paid in capital	135,754	94,966
Accumulated other comprehensive income (loss)	106	(82)
Retained earnings	10,635	12,226

Total shareholders’ equity	146,579	107,188

Total liabilities and shareholders’ equity	$174,977	$140,046

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

3

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

U.S. dollars in thousands, except per share data

	Six months ended June 30,
	2017	2016

Revenues	$55,691	$45,787
Cost of revenues	30,631	23,625

Gross profit	25,060	22,162

Operating expenses:
Research and development	9,342	7,896
Selling and marketing	10,829	8,772
General and administrative	6,138	5,528
Restructuring expenses	93	-

Total operating expenses	26,402	22,196

Operating loss	(1,342)	(34)

Finance income, net	93	96

Income (loss) before taxes on income	(1,249)	62
Taxes on income	273	415

Net loss	$(1,522)	$(353)

Basic and diluted net loss per share	$(0.05)	$(0.01)

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

4

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Unaudited)

U.S. dollars in thousands

	Six months ended June 30,
	2017	2016

Net loss	$(1,522)	$(353)

Other comprehensive income (loss):

Marketable securities:
Unrealized gains arising during the period	69	367
Reclassification adjustments for gain included in net loss	(29)	(3)

Net change	40	364

Cash flow hedges:
Unrealized gains arising during the period	390	102
Reclassification adjustments for gain included in net loss	(369)	(22)

Net change	21	80

Foreign currency translation adjustment	127	69

Total other comprehensive income	188	513

Comprehensive income (loss)	$(1,334)	$160

The accompanying notes are an integral part of the unaudited interim financial statements

5

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

U.S. dollars in thousands

	Six months ended June 30,
	2017	2016
Cash flows used in operating activities:

Net loss	$(1,522)	$(353)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,427	1,110
Customer incentive warrants deducted from revenues	2,353	-
Share-based compensation	1,948	1,462
Amortization of premium and accretion of discount on marketable securities	277	221
Realized gain on sale of marketable securities	(29)	(3)
Increase (decrease) in accrued severance pay, net	28	-
Decrease (increase) in trade receivables	2,894	(3,560)
Decrease in other receivables and prepaid expenses	747	491
Increase in inventories	(8,652)	(5,003)
Change in deferred taxes, net	(183)	(132)
Decrease (increase) in other assets	194	(13)
Decrease in trade payables	(2,060)	(1,680)
Decrease in employees and payroll accruals	(833)	(260)
Increase (decrease) in deferred revenues and advances from customers	(692)	203
Increase in other payables and accrued expenses	122	852
Increase (decrease) in other long-term liabilities	369	(45)
Loss from sale of property and equipment	29	-
Foreign currency translation loss on inter company balances with foreign subsidiaries	(595)	(82)

Net cash used in operating activities	(3,178)	(6,792)

Cash flows used in investing activities:

Purchase of property and equipment	(3,431)	(1,533)
Proceeds from bank deposits, net	-	3,999
Proceeds from maturity of marketable securities	6,740	2,500
Proceeds from sale of marketable securities	38,312	1,523
Purchase of marketable securities	(70,648)	(7,131)

Net cash used in investing activities	(29,027)	(642)

Cash flows provided by financing activities:
Proceeds from issuance of ordinary shares in a follow on offering, net	35,077	-
Exercise of employee stock options	1,347	273
Payment of contingent consideration	(1,400)	-

Net cash provided by financing activities	35,024	273

Foreign currency translation adjustments on cash and cash equivalents	99	6

Increase (decrease) in cash and cash equivalents	2,819	(7,161)
Cash and cash equivalents at the beginning of the period	22,789	18,464

Cash and cash equivalents at the end of the period	$25,707	$11,309

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

6

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Six months ended June 30,
	2017	2016
	Unaudited

Supplemental disclosure of non-cash investing and financing activities:

Property and equipment acquired in credit	$863	$373

Inventory transferred to be used as property and equipment	$167	$799

The accompanying notes are an integral part of the unaudited interim consolidated financial statements.

7

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.	Kornit Digital Ltd. (the “Company”) was incorporated in 2002 under the laws of the State of Israel. The Company and its subsidiaries develop, design and market digital printing solutions for the global printed textile industry. The Company’s and its subsidiaries’ solutions are based on their proprietary digital textile printing systems, ink and other consumables, associated software and value added services.

b.	The Company has established wholly-owned subsidiaries in Israel, the United States, Germany and Hong Kong. The Company’s subsidiaries are engaged primarily in sales, and marketing, except for the Israeli subsidiary which is engaged primarily in research and development and manufacturing.

c.	On January 31, 2017 the Company closed a follow on and secondary offering where by 8,625,000 ordinary shares were sold in the transaction to the public, 2,300,000 were sold by the Company and 6,325,000 were sold by the Selling Shareholders (inclusive of 1,125,000 ordinary shares pursuant to the full exercise of an overallotment option granted to the underwriters). The gross proceeds received by the Company from the offering were $36,058, net of underwriting discounts and commissions, offering expenses to be paid by the Company were $981.

d.	On May 15, 2017 the Company made an underwritten secondary offering of 4,250,000 ordinary shares by the Company’s largest shareholder. The Company did not receive any of the proceeds from the sale of the ordinary shares.

e.	During the six months ended June 30, 2017 and 2016, 29% and 48% of the Company's revenues were driven from two and three major customers, respectively.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

a.	Unaudited interim consolidated financial statements:

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) for interim financial information. In the opinion of management, the unaudited interim consolidated financial statements include all adjustments of a normal recurring nature necessary for a fair presentation of the Company’s consolidated financial statements.

The balance sheet at December 31, 2016 has been derived from the audited consolidated financial statements of the Company at that date but does not include all of information and footnotes required by U.S. GAAP for complete financial statements.

The accompanying unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes for the year ended December 31, 2016, included in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) on March 30, 2017. Results for the six months ended June 30, 2017 are not necessarily indicative of results that may be expected for the year ending December 31, 2017.

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KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

b.	Use of estimates:

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. The Company’s management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. Actual results could differ from those estimates.

c.	Impact of recently issued accounting standard:

1.	In January 2017, the FASB issued ASU No. 2017-04, “Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment.” This ASU eliminates the requirement to measure the implied fair value of goodwill by assigning the fair value of a reporting unit to all assets and liabilities within that unit (the “Step 2 test”) from the goodwill impairment test. Instead, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to that excess, limited by the amount of goodwill in that reporting unit. An entity still has the option to perform the qualitative assessment for a reporting unit to determine if the qualitative impairment test is necessary. This new standard should be applied on a prospective basis and the nature of and reason for the change in accounting principle should be disclosed upon transition. The amendments in this update should be adopted for annual or any interim goodwill impairment tests in fiscal years beginning after December 15, 2019. Early adoption is permitted on testing dates after January 1, 2017. The Company is currently evaluating the impact of adopting the new guidance on the consolidated financial statements and the timing of adoption.

2.	In January 2017, the FASB issued ASU No. 2017-01 Business Combinations (Topic 805): Clarifying the Definition of a Business. The update clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The update is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The Company is currently evaluating the effect of this standard on future consolidated financial statements

9

KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

3.	In March 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-09—Compensation—Stock Compensation—Improvements to Employee Share-Based Payment Accounting. The new guidance changes the accounting for certain aspects of stock-based payments to employees and requires excess tax benefits and tax deficiencies to be recorded in the income statement when the awards vest or are settled. In addition, cash flows related to excess tax benefits will no longer be separately classified as a financing activity apart from other income tax cash flows. ASU 2016-09 also allows us to repurchase more of an employee’s shares for tax withholding purposes without triggering liability accounting, clarifies that all cash payments made on an employee’s behalf for withheld shares should be presented as a financing activity on our cash flows statement, and provides an accounting policy election to account for forfeitures as they occur.

We elected to adopt the new guidance on January 1, 2017. Under the new guidance, we have elected to change our policy and have started to recognize forfeitures of awards as they occur. The change in forfeiture policy use a modified retrospective transition method. We recorded a cumulative-effect adjustment to decrease retained earnings by $69 upon transition on January 1, 2017.

4.	Leases - In February 2016, FASB issued Accounting Standard Update (“ASU”) No. 2016-02, “Leases”. The updated standard aims to increase transparency and comparability among organizations by requiring lessees to recognize lease assets and lease liabilities on the balance sheet and requiring disclosure of key information about leasing arrangements. This update is effective for annual periods beginning after December 15, 2018, and interim periods within those annual periods; early adoption is permitted and modified retrospective application is required. The Company is in the process of evaluating this guidance to determine the impact it will have on its consolidated financial statements.

5.	Financial Instruments - In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2016-01”), which updates certain aspects of recognition, measurement, presentation and disclosure of financial instruments. ASU 2016-01 will be effective for the Company beginning in its first quarter of 2019. The Company does not believe the adoption of ASU 2016-01 will have a material impact on its consolidated financial statements.

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KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

6.	Revenue Recognition - In May 2014, the FASB issued an ASU that provides a comprehensive model for recognizing revenue with customers. This update clarifies and replaces all existing revenue recognition guidance within U.S. GAAP and may be adopted retrospectively for all periods presented or adopted using a modified retrospective approach. This update is effective for annual and interim periods beginning after December 15, 2016. In July 2015, FASB deferred the effective date by one year to December 15, 2017 (beginning with the Company’s first quarter in 2018) and permitting early adoption of the standard, but not before the original effective date of December 15, 2016. The Company will adopt the new standard in the first quarter of 2018 and expects to apply the modified retrospective approach. The Company currently does not believe there will be a material impact to its revenues upon adoption. However, the Company continues to evaluate the impact to its revenues related to the pending adoption of Topic 606 and its preliminary assessments are subject to change.

7.	In June 2016, the FASB issued ASU 2016-13 “Measurement of Credit Losses on Financial Instruments” requiring an allowance to be recorded for all expected credit losses for financial assets. The allowance for credit losses is based on historical information, current conditions and reasonable and supportable forecasts. The new standard also makes revisions to the other than temporary impairment model for available-for-sale debt securities. Disclosures of credit quality indicators in relation to the amortized cost of financing receivables are further disaggregated by year of origination. The new accounting guidance is effective for interim and annual periods beginning after December 15, 2019 with early adoption permitted for interim and annual periods beginning after December 15, 2018. The amendments will be applied through a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective. The Company is analyzing the impact of this new standard and, at this time, cannot estimate the impact of adoption on its net income.

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KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:-	MARKETABLE SECURITIES

The following is a summary of marketable securities:

	June 30, 2017
	Unaudited
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value
Matures within one year:
Corporate debentures	$2,663	$2	$(8)	$2,657
Matures after one year through three years:
Corporate debentures	49,843	68	(111)	49,800
Government debentures	11,166	2	(13)	11,155

Total	$63,672	$72	$(132)	$63,612

	December 31, 2016
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value
Matures within one year:
Corporate debentures	$16,526	$2	$(28)	$16,500
Matures after one year through three years:
Corporate debentures	21,798	5	(79)	21,724

Total	$38,324	$7	$(107)	$38,224

All investments with an unrealized loss as of June 30, 2017 are with continuous unrealized losses for less than 12 months.

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KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 4:-	FAIR VALUE MEASUREMENTS

FASB Accounting Standards Codification (“ASC”) No. 820, “Fair Value Measurements and Disclosures” defines fair value and establishes a framework for measuring fair value. According to ASC No. 820, fair value is an exit price, representing the amount that would be received for selling an asset or paid for the transfer of a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. A three-tier fair value hierarchy is established as a basis for considering such assumptions and for inputs used in the valuation methodologies in measuring fair value:

Level I:	Unadjusted quoted prices in active markets that are accessible on the measurement date for identical, unrestricted assets or liabilities;

Level II:	Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; and

Level III:	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The Company measures its marketable securities, foreign currency derivative contracts and the contingent payments obligation in connection with acquisition (the “Contingent Payments”) at fair value. Marketable securities and foreign currency derivative contracts are classified within Level II as the valuation inputs are based on quoted prices and market observable data of similar instruments. The Contingent Payments are classified within level III as the valuation inputs are based on significant inputs not observable in the market.

The below table sets forth the Company’s assets and liabilities that were measured at fair value as of June 30, 2017 and December 31, 2016 by level within the fair value hierarchy.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	As of June 30, 2017
	Unaudited
	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	-	$63,612	-	$63,612
Foreign currency derivative contracts	-	88	-	88
Total financial assets	-	$63,700	-	$63,700

Liabilities:
Payment obligation related to acquisition	-	-	$1,151	$1,151
Total liabilities	-	-	$1,151	$1,151

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KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 4:-	FAIR VALUE MEASUREMENTS (Cont.)

	As of December 31, 2016
	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	-	$38,224	-	$38,224
Foreign currency derivative contracts	-	3	-	3
Total financial assets	-	$38,227	-	$38,227

Liabilities:
Payment obligation related to acquisition	-	-	$1,070	$1,070
Total liabilities	-	-	$1,070	$1,070

The following table set forth the change of fair value measurements that are categorized within Level 3:

Total fair value as of January 1, 2017	$1,070
Accretion of payments obligation	81

Total fair value as of June 30, 2017 (Unaudited)	$1,151

The fair value of the payment obligation related to acquisition was estimated based several factors of which the most significant is the Company’s revenue projections. The Company used a Monte Carlo Simulation of the triangular model with a discount rate of 15%. Payment obligation related to acquisition are revalued to current fair value at each reporting date. Any change in the fair value as a result of time passage is recognized in the financial expenses; any other changes in significant inputs such as the discount rate, the discount period or other factors used in the calculation, is recognized in operation expenses in the consolidated results of operations in the period the estimated fair value changes. Payment obligation related to acquisition will continue to be accounted for and measured at fair value until the contingencies are settled during fiscal years 2017 and 2018. Accretion of the payment obligation related to acquisition is included in financial expenses, net.

NOTE 5:-	INVENTORIES

	June 30,	December 31,
	2017	2016
	(Unaudited)

Raw materials and components	$16,650	$12,322
Finished products (*)	16,230	11,800

	$32,880	$24,122

(*)	Inventory write-off amounted to $1,333 and $265 for the six months ended June 30, 2017 and 2016, respectively.

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KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 6:-	DERIVATIVES AND HEDGING ACTIVITIES

The Company follows FASB ASC No. 815,” Derivatives and Hedging” which requires companies to recognize all of their derivative instruments as either assets or liabilities in the statement of financial position at fair value. Accounting for changes in fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging transaction and further, on the type of hedging transaction. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, cash flow hedge, or a hedge of a net investment in a foreign operation. Due to the Company’s global operations, it is exposed to foreign currency exchange rate fluctuations in the normal course of its business. The Company used derivative financial instruments, specifically foreign currency forward and option contracts (“Hedging Contracts”), to manage exposure to foreign currency risks, by hedging a portion of the Company’s forecasted expenses denominated in New Israeli Shekels expected to incur within a year. The effect of exchange rate changes on foreign currency hedging contracts is expected to partially offset the effect of exchange rate changes on the underlying hedged item

For derivative instruments that are designated and qualify as a cash flow hedge (i.e., hedging the exposure to variability in expected future cash flows that is attributable to a particular risk), the effective portion of the gain or loss on the derivative instrument is reported as a component of other comprehensive income (loss) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains or losses from contracts that were not designated as hedging instruments are recognized in “financial income (expenses), net”.

As of June 30, 2017 and December 31, 2016, the notional principal amount of the Hedging Contracts to sell U.S. dollars held by the Company was $2,192 (unaudited) and $8,636, respectively.

As of June 30, 2017, the fair value of the Company’s outstanding derivatives designated as cash flow hedging instruments was $88 (unaudited) which is included within “Other accounts receivable and prepaid expenses” in the balance sheet.

As of December 31, 2016, the fair value of the Company’s outstanding derivatives designated as cash flow hedging instruments was $3 which is included within “Other accounts receivable and prepaid expenses” in the balance sheet.

NOTE 7:-	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Charges:

As of June 30, 2017, the Company has two lines of credit with Israeli banks for total borrowings of up to $3 million, all of which was undrawn as of June 30, 2017. These lines of credit are unsecured and available subject to the Company maintenance of a 30% ratio of total tangible shareholders’ equity to total tangible assets and that the total credit use will be less than 70% of the Company and its subsidiaries’ receivables. Interest rates across these credit lines varied from 0.2% to 2.3% as of June 30, 2017.

b.	Purchase commitments:

As of June 30, 2017, the Company estimates purchase commitments from vendors in the amount of $11,491.

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KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 7:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

c.	Litigation:

From time to time, the Company is party to various legal proceedings, claims and litigation that arise in the normal course of business. It is the opinion of management that the ultimate outcome of these matters will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

d.	Royalty Commitments:

Under the Company’s agreement for purchasing print heads and other products, which was amended and restated in 2015, the Company is obligated to pay royalties at a rate set forth in the agreement up to an agreed maximum amount of the Company’s annual ink revenues.

Royalty expenses for the six months ended June 30, 2017 and 2016 were $312.

e.	Guarantees:

As of June 30, 2017, the Company provided two bank guarantees in a total amount of $393 for its rented facilities.

NOTE 8:-	EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted net earnings per share:

	Six months ended June 30,
	2017	2016
	Unaudited
Numerator for basic and diluted net earnings per share:

Net loss	$(1,522)	$(353)

Weighted average shares outstanding, net of treasury stock:

Denominator for basic and diluted net loss per share	33,151,633	30,420,165

Basic and diluted net loss per share	$(0.05)	$(0.01)

The Company in a loss position and all of its securities are antidilutive.

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KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 9:-	SHAREHOLDERS’ EQUITY

Share based compensation

a.	The fair value for options granted in the periods presented is estimated at the date of grant using a binomial option-pricing model with the following weighted average assumptions:

	Six months ended June 30,
	2017	2016
	Unaudited

Suboptimal exercise multiple	1.0-1.5	1.0
Risk free interest rate	2.26%-2.32%	1.7%-1.83%
Volatility	52%-53%	55%-56%
Dividend yield	0%	0%

b.	The following is a summary of the Company’s stock options activity for the six months ended June 30, 2017:

	Number of shares upon exercise	Weighted Average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value (1)
	Unaudited

Outstanding as of December 31, 2016	2,733,166	$7.01	7.78	$16,054
Granted	35,000	19.96	9.80
Exercised	445,165	3.13	4.75
Forfeited	52,253	8.66	7.76

Outstanding as of June 30, 2017	2,270,748	$8.01	7.88	$25,950

Exercisable as of June 30, 2017	872,938	$5.73	6.88	$11,892

(1)	Calculation of aggregate intrinsic value for options outstanding and exercisable as of June 30, 2017 is based on the share price of the Company’s ordinary shares as of June 30, 2017 which was $19.35 per share.

The weighted average fair value of options granted during the six months ended June 30, 2017 was $10.81.

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KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 9:-	SHAREHOLDERS’ EQUITY (Cont.)

c.	During the six months ended June 30, 2017, the Company granted 3,300 RSUs. The weighted average fair value and contractual life of the RSUs was $21.15 and 9.86, respectively.

d.	The following table shows the total share-based compensation expense included in the interim consolidated statements of operations:

	Six months ended June 30,
	2017	2016
	Unaudited

Cost of revenues	$287	$206
Research and development	297	156
Selling and marketing	430	332
General and administrative	934	768

Total share-based compensation expense	$1,948	$1,462

On January 10, 2017 the Company had signed a master purchase agreement with Amazon Inc. for 2,932,176 warrants to purchase ordinary shares of the Company in exercise price of $13.03. The warrants are subject to vesting as a function of payments for purchased products and services of up to $150 million over a five years period beginning on May 1, 2016, with the shares vesting incrementally each time Amazon makes a payment totaling $5 million to the Company.

The Company utilizes a Monte Carlo simulation approach to estimate the fair value of the warrants, which requires inputs such as common ordinary share, the warrant strike price, estimated ordinary share price volatility and risk-free interest rate, among others. The Company recognized a reduction to revenues of $2.4 million during the six months ended June 30, 2017.

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KORNIT DIGITAL LTD. AND ITS SUBSIDIARIES

NOTES TO UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 10:-	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The following table summarizes the changes in accumulated balances of other comprehensive income (loss):

	Unrealized gain (loss) on available-for-sale marketable securities	Unrealized gain (loss) on cash flow hedges	Foreign currency translation adjustment	Total
	Unaudited
Six months ended June 30, 2017:

Beginning balance	$(100)	$3	$15	$(82)
Other comprehensive income before reclassifications	69	390	127	586
Amounts reclassified from accumulated other comprehensive loss	(29)	(369)	-	(398)
Net current period other comprehensive income loss	40	21	127	188
Ending Balance	$(60)	$24	$142	$106

NOTE 11:-	SELECTED STATEMENTS OF INCOME DATA

Financial income, net:

	Six months ended June 30,
	2017	2016
	Unaudited
Financial income:

Interest on bank deposits and other	$36	$126
Foreign currency translation differences	1,332	192
Interest on marketable securities	902	512
	2,270	830
Financial expenses:

Bank charges	(148)	(136)
Foreign currency translation differences	(1,752)	(377)
Amortization of premium and accretion of discount on marketable securities	(277)	(221)
	(2,177)	(734)

Total financial income	$93	$96

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